OVE, Inc.



ANNUAL REPORT

3423 Fillmore Street

San Francsisco, CA 94123

(213) 563-5610

http://ovetouchngo.com

This Annual Report is dated May 13, 2025.

BUSINESS

OVE, Inc. is a C-Corp organized under the laws of the state of Delaware. OVE, Inc. was originally incorporated as Buchalla Cafiero Corporation on August 14, 2019.

Ove Touch & Go is seeking to revolutionize the payment landscape with its pioneering cloud-based fingerprint payment service. Our innovative technology can allow users to pay effortlessly with just a touch of their finger, integrating seamlessly with any point-of-sale (POS) platform. The OVE Sensor is equipped with secure fingerprint technology, NFC, Wi-Fi, an antimicrobial touchscreen, and a portable battery, ensuring convenience and security. We believe our strategic agreements with industry leaders like Fingerprint Cards AB and Green Payments, along with our cloud infrastructure powered by AWS, position us for rapid market adoption. Join us in shaping a future without wallets or phones, where identity verification and payments are made simple and secure.

IP

The company has an intellectual property portfolio that includes two granted US patents, US11,514,454B2 and US11,961,081B2, which protect key technological innovations. Additionally, OVE, Inc. has a third patent pending that extends the claims of its first two patents. The company is also pursuing international patent protection, with applications pending in Brazil, India, and the UAE, along with an international patent application WO2022182566A1.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $27,500.00
Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
Date: January 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $312,000.00
Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
Date: January 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
Date: January 01, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $25,500.00
Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
Date: January 01, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

We can operate the business for approximately another 12 months without generating revenue, relying on our existing cash reserves and continued support from our investors. Our focus is on optimizing operational efficiency and securing additional funding to extend our runway as we move closer to revenue generation.

Foreseeable major expenses based on projections:

Our major expenses will primarily include research and development costs, particularly for further refining our OVE Sensor technology and enhancing our app's capabilities. We also anticipate significant expenses related to marketing and business development efforts to drive adoption and partnerships. Additionally, operational costs such as salaries, infrastructure, and compliance will constitute a considerable portion of our budget.

Future operational challenges:

Outside of securing the adoption of our services generally, we do not predict many operational challenges related to entering the market. We do foresee several operational challenges after we have transitioned to commercialization, including the need to scale our technology infrastructure to handle increasing user demand. Ensuring seamless integration with various POS systems and maintaining high-security standards will be critical. Furthermore, managing rapid growth and expanding our team with the right talent to support our operations could present additional challenges.

Future challenges related to capital resources:

Future challenges related to capital resources include securing sufficient funding to support our growth trajectory and operational needs. As we scale, attracting investment at favorable terms will be essential. Additionally, balancing our capital expenditure with revenue generation and ensuring a positive cash flow will be critical to sustain long-term operations.

Future milestones and events:

Significant milestones that will impact us include the successful large-scale deployment of our OVE Sensors with key partners, which will drive revenue generation. Achieving credit card processor certification (currently in progress) and expanding our network of merchants will also be pivotal. Additionally, future fundraising rounds and potential strategic partnerships will significantly enhance our financial position and market presence. Furthermore, technological advancements and updates to our app will continually improve user experience and adoption rates, positively impacting our overall growth.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $39.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Caio Di Colla Buchalla

Caio Di Colla Buchalla's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Cofounder CEO, Board Member, acting Principal Accounting Officer

Dates of Service: February, 2021 - Present

Responsibilities: Team management, product conceptualization and development, technology partnership integrations (Plaid, Fingerprint Cards, PCH, and Green Payments), constantly raising capital, and managing patents and trademarks with our law firm. Caio does not currently take a salary; however, the Company anticipates Caio will begin taking a salary of $60,000 per year once our OVE Sensor is commercialized. Equity: 44.73%. Caio will be providing Form C sign-off as the company's Principal Accounting Officer.

Name: Daniel Michael Cafiero

Daniel Michael Cafiero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Cofounder, Board Member

Dates of Service: February, 2021 - Present

Responsibilities: Co founder and board member, helped conceptualize and develop idea/project from the beginning, supported in fundraising efforts via outreach efforts and content creation, contributed to patents and building partnerships in the payment space. No Salary. 44.73% equity.

Name: Anshul Bagai

Anshul Bagai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CTO

Dates of Service: February, 2021 - Present

Responsibilities: As the CTO of OVE Inc, I design innovative technology solutions to bring our vision to life. I oversee and manage the entire software development cycle of our mobile apps and progressive web platforms. These elements integrate seamlessly with our advanced cloud-based fingerprint-matching algorithm, ensuring robust fraud protection for payments. No Salary

Other business experience in the past three years:

Employer: MYZEAL IT Solutions

Title: Sr. Vice President

Dates of Service: April, 2010 - December, 2021

Responsibilities: I advanced from the first employee at MYZEAL IT Solutions (India) to Sr. VP - Technology. I led technology initiatives, managed project execution, and drove innovation. My responsibilities included developing technical strategies, overseeing software development, ensuring system security, and optimizing IT operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Caio Di Colla Buchalla
Amount and nature of Beneficial ownership: 2,981,881
Percent of class: 44.73

Title of class: Common Stock
Stockholder Name: Daniel Cafiero

Amount and nature of Beneficial ownership: 2,981,881
Percent of class: 44.73

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, SAFE 1, SAFE 2, SAFE 3, SAFE 4, SAFE 5, SAFE 6, SAFE 7, SAFE 8, and SAFE 9. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,666,666 outstanding.

Voting Rights

one vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE 1

The security will convert into Common stock and the terms of the SAFE 1 are outlined below:

Amount outstanding: $20,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $2,000,000.00

Conversion Trigger: Qualified financing

Material Rights

There are no material rights associated with SAFE 1.

SAFE 2

The security will convert into Common stock and the terms of the SAFE 2 are outlined below:

Amount outstanding: $107,500.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $2,500,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 2.

SAFE 3

The security will convert into Common stock and the terms of the SAFE 3 are outlined below:

Amount outstanding: $15,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $3,500,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 3.

SAFE 4

The security will convert into Common stock and the terms of the SAFE 4 are outlined below:

Amount outstanding: $137,500.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $5,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 4.

SAFE 5

The security will convert into Common stock and the terms of the SAFE 5 are outlined below:

Amount outstanding: $15,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $7,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 5.

SAFE 6

The security will convert into Common stock and the terms of the SAFE 6 are outlined below:

Amount outstanding: $5,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $7,500,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 6.

SAFE 7

The security will convert into Common stock and the terms of the SAFE 7 are outlined below:

Amount outstanding: $65,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 7.

SAFE 8

The security will convert into Common stock and the terms of the SAFE 8 are outlined below:

Amount outstanding: $50,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 8.

SAFE 9

The security will convert into Common stock and the terms of the SAFE 9 are outlined below:

Amount outstanding: $100,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $25,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 9.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Ove, Inc was formed on 08/14/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ove, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 13, 2025.

OVE, Inc.

By   /s/ *Caio Buchalla*

      Name: OVE, Inc.

      Title: CEO

FINANCIAL STATEMENTS

OVE, Inc.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31, 2024

OVE, Inc.
Index to Financial Statement
(unaudited)

OVE, Inc.
BALANCE SHEET
AS OF December 31, 2024
(unaudited)

Assets

Current Assets

Cash	$39.28
Total Current Assets	**$39.28**
Total Assets	**$39.28**

Liabilities and Stockholders' Equity

Liabilities

Total Liabilities	$0.00
Commitments and Contingencies	See accompanying notes.

| Stockholders' Equity | | | Common Stock (10,000,000 authorized; [TBD] issued @ $0.01 par) | $100,000.00 | | Additional Paid-In Capital | $151,203.00 | | Accumulated Deficit | ($251,203.00) | | **Total Stockholders' Equity** | $39.28 | | **Total Liabilities and Stockholders' Equity** | $39.28 |

NOTE 1 – NATURE OF OPERATIONS

OVE, Inc. was formed on August 14, 2019 ("Inception") in the State of Delaware. The balance sheet of OVE, Inc. (the 'Company') is prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's headquarters are located in San Francisco, California.

OVE, Inc. is a fintech company offering a patented fingerprint-based payment and identification system. The company's platform allows users to securely link their payment methods to their fingerprints using a mobile app and proprietary hardware. This enables secure, and convenient payment transactions without the need for cards, phones, or passwords. OVE's solution benefits both consumers and merchants by increasing security and reducing fraud.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: limited access to capital, delays in technology development, regulatory challenges related to financial and biometric data, and slower-than-expected market adoption of new payment methods. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from its fingerprint-based payment and authentication services transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.01.

5 – SUBSEQUENT EVENTS

no new contracts or financing were raised after December 31, 2024.

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 30, 2025. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

OVE, Inc.

INCOME STATEMENT AND CASH FLOW (UNAUDITED)

As of December 31, 2024

Income Statement for 2023 and 2024

Line Item	2023	2024
Revenue	$0.00	$0.00
Sales	$0.00	$0.00
Cost of Goods Sold (COGS)	$0.00	$0.00
Gross Profit	$0.00	$0.00
General and Administrative Expenses	$97,229.95	$153,801.67
- Legal (IP, filings, compliance)	$24,307.00	$37,152.00
- Technology Services & Tools	$85,229.95	$58,998.00
- Marketing & Subscriptions	$7,963.29	$1,188.00
- Rent & Office/Travel	$9,553.00	$0.00
Operating Expenses	$0.00	$0.00
Operating Income	($97,229.95)	($153,801.67)
Non-Operating Income	$0.00	$0.00
Non-Operating Expenses	$0.00	$0.00
Gains and Losses	$0.00	$0.00
Non-Recurring Items	$0.00	$0.00
Net Income	($97,229.95)	($153,801.67)
Earnings Per Share (EPS)	$0.00	$0.00

Statement of Cash Flows for 2023 and 2024

Line Item	2023	2024
Cash Flow from Operating Activities		
Net Income	($97,229.95)	($153,801.67)
Adjustments for Non-Cash Items	$0.00	$0.00
Changes in Working Capital	$0.00	$0.00
Net Cash from Operating Activities	($97,229.95)	($153,801.67)
Cash Flow from Investing Activities		
Capital Expenditures	$0.00	$0.00
Product Development	($76,606.00)	($58,998.00)
Net Cash from Investing	($76,606.00)	($58,998.00)

BALANCE SHEET
2023 and 2024

Section	Account	2023	2024
ASSETS			
	Opening Balance	$0.00	($674.95)
	Investments Received	$96,555.00	$154,648.00
	Expenses Incurred	($97,229.95)	($149,801.67)
	Closing Cash Balance	**($674.95)**	**$4,171.38**
	Total Assets	**($674.95)**	**$4,171.38**
EQUITY			
	Total Equity	**($674.95)**	**$4,171.38**

Activities		
Cash Flow from Financing Activities		
Proceeds from Investments	$96,555.00	$154,648.00
Financing Expenses (StartEngine fees)	($21,136.00)	$0.00
Net Cash from Financing Activities	$75,419.00	$154,648.00
Net Increase (Decrease) in Cash	($98,416.95)	($58,151.67)

Final Statement of Stockholders' Equity

Row Description	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Beginning Balance (2022)	0	$0	$0	$0	$0
Founder Issuance (2022)	6,666,667	$66,667	$0	—	—
Net Loss (2023)	—	—	—	($97,230)	—
Net Loss (2024)	—	—	—	($153,802)	—
Ending Balance (12/31/24)	**6,666,667**	**$66,667**	**$0**	**($251,032)**	**($184,365)**

NOTE 1 – NATURE OF OPERATIONS

OVE, Inc. was formed on **August 14, 2019** ("Inception") in the State of **Delaware**. The financial statements of **OVE, Inc.** (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in **San Francisco, California**.

OVE, Inc. is a fintech company that has developed a patented fingerprint-based payment and identification system. The company offers a mobile app that allows users to securely link their bank accounts and credit cards to their fingerprints. Combined with a portable fingerprint scanner, users can make secure, device-free payments with just a touch. OVE's platform enhances convenience, maximizes credit card rewards through AI optimization, and significantly reduces fraud by eliminating the need for physical cards, phones, or passwords.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from its fingerprint-based authentication and payment services, including monthly subscriptions to its AI-based card optimization feature (OneTouch.AI) when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has not incurred any traditional or convertible debt as of December 31, 2024. No lines of credit, loan agreements, or financing instruments are currently outstanding.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company does not have any material commitments such as:

- Short-term or long-term contractual obligations with suppliers for future purchases

- Capital expenditure commitments not yet incurred

- Non-cancelable operating leases

- Long-term leases of property, land, facilities, or equipment

- Unused letters of credit or obligations to reduce debt

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of **10,000,000** shares of our common stock with a par value of **$0.01**. As of **December 31, 2024**, the Company has issued **6,666,667** shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There were no related party transactions for the years ended December 31, 2023, and December 31, 2024. No advances, loans, or equity instruments were issued to founders or officers outside the normal course of business.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through **April 30, 2025**, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Caio Buchalla, theChief Executive Officer of OVE, Inc., hereby certify that the financial statements of OVE, Inc. and notes thereto for the periods ending December 2023 and December 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

OVE, Inc. has not yet filed its federal tax return for 2024

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 04/30/2025.

_____ (Signature)

_____CEO_____ (Title)

_____04/30/2025_____ (Date)

CERTIFICATION

I, Caio Buchalla, Principal Executive Officer of OVE, Inc., hereby certify that the financial statements of OVE, Inc. included in this Report are true and complete in all material respects.

Caio Buchalla

CEO